

May 23, 2024

Erik Emerson
Chief Executive Officer
Apimeds Pharmaceuticals US, Inc.
2 East Broad Street 2nd Floor
Hopewell, NJ 08425

> **Re: Apimeds Pharmaceuticals US, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 13, 2024**
> **CIK No. 0001894525**

Dear Erik Emerson:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 26, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1. Please revise the cover page to disclose whether your offering is contingent upon final approval of your NYSE listing, as you have done on page 113, and ensure the disclosure is consistent with your underwriting agreement.

Prospectus Summary
Overview, page 1

2. Please remove the statement on pages 1 and 62 that you believe the additional Phase III trial, supplemented by the data accumulated during the development and commercialization of Apitoxin in Korea and the Apimeds Korea Phase III OA

Trial, "positions [you] for FDA approval for the use of Apitoxin in the treatment of pain and lack of mobility in knee OA patients."

Risk Factors

We or the third parties upon whom we depend on may be adversely affected by natural disasters..., page 24

3.   We note your response to prior comment 15 and the newly included disclosure on page 25. Please further revise this disclosure to clarify whether any of the company's CMOs or third-party vendors have experienced or continue to experience manufacturing difficulties or delays as a result of the military conflicts in Ukraine and Israel.

We are controlled by our principal stockholders and management, page 40

4.   We note your response to prior comment 16. However, your disclosure on the cover page and page 4 states that Inscobee Inc. holds approximately 86.1% of the company's common stock, while pages 40 and 103 state that Inscobee holds approximately 88.8% of the common stock. Please reconcile.

Use of Proceeds, page 49

5.   We note your newly included disclosure on page 49 that the company intends to use proceeds from the offering to initiate at least one non-registered company sponsored "trial" in MS. Please reconcile this with your disclosure on page 2 and in your response letter that the company "will not be pursuing a Phase III trial for MS at this time".

Capitalization, page 51

6.   We note your response to prior comment 18. However, we do not see a revision to double underline the cash amount in your revised total capitalization table on page 51. Please revise your filing accordingly.

7.   We note your response to prior comment 19. However, we do not see where you have revised your disclosures to explain the event(s) that trigger conversion of your convertible notes. Therefore, we reissue prior comment 19.

Clinical Development History, page 66

8.   Please remove the following statement from page 67, as it implies the efficacy of Apitox, which determination is within the sole purview of the FDA in the context of the trial discussed: "In conclusion, the statistical and clinically significant improvements in all outcome measures of pain, physical function, and disease assessment suggest Apitox injections may offer a potential treatment for patients with knee pain from OA who failed to respond adequately to conservative non-pharmacologic therapy and simple analgesics, e.g., acetaminophen."

   Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: David Mannheim